

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 26, 2011

Mr. Roman Zherdytskyi
President, Secretary and Chief Financial Officer
Mayquest Ventures, Inc.
c/o Hydrangea Holdings Ltd.
1 Glafkou Street, Office 1
1085 Nicosia, Cyprus

>   **Re: Mayquest Ventures, Inc.**
>   **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2009**
>   **Filed March 31 and December 14, 2010 and January 11 and 24, 2011**
>   **File No. 000-53701**

Dear Mr. Zherdytski:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director